FORM 51-102F3
Securities Act (Ontario)

MATERIAL CHANGE REPORT

  Reporting Issuer

  Decoma International Inc.
  50 Casmir Court
  Concord, ON
  L4K 4J5
  Date of Material Change

  October 25, 2004
  Press Release

  A press release was issued in Toronto, Ontario on October 25, 2004, attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities and to The Toronto Stock Exchange via SEDAR, to NASDAQ and the United States Securities and Exchange Commission under a Form 6-K via EDGAR, and to Canada NewsWire for publication and dissemination through its Basic North American Disclosure Network (English), its Metro New York Network and UK IRW Network.
  Summary of Material Change

  On October 25, 2004, Decoma International Inc. ("Decoma") announced that its board of directors received a proposal from Magna International Inc. ("Magna") to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, with the result that Decoma would become a wholly-owned subsidiary of Magna. Magna has proposed that the transaction be effected by way of a court approved plan of arrangement under Ontario law.
  Full Description of Material Change

  Decoma announced on October 25, 2004, that its board of directors received a proposal from Magna to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, with the results that Decoma would become a wholly-owned subsidiary of Magna.

  Under the proposal, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn$150 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the making of the proposal. If shareholders elect to receive cash in excess of Cdn$150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 26.3% over the VWAP of Decoma's Class A Subordinate Voting Shares over the same period.

  Magna has proposed that the transaction be carried out by way of a court-approved plan of arrangement under Ontairo law. The proposed transaction is subject to applicable securities laws, including the Ontario rules that specifically govern related party transactions of this nature. In addition to court approval and any conditions established by the court for approval of the transaction, the transaction would require the approval of the shareholders of Decoma, at a special shareholders meeting of Decoma called to consider the transaction, by a majority of the votes cast by holders other than Magna and its affiliates and other insiders of Decoma.

  Prior to Decoma's receipt of Magna's proposal, Decoma had not been involved in the planning or consideration of this proposal.

  On October 28, 2004, Decoma's board of directors established a special committee of independent directors consisting of Frank E.Macher (Chairman), John T. Mayberry and Jennifer J. Jackson to consider Magna's proposal and make recommendations to the Decoma board regarding it. The Special Committee will also be considering the effect of the Magna offer on Decoma's other stakeholders, including its debentureholders and its employees, to ensure that their interests are properly addressed. Following receipt of the Special Committee's recommendations, the Decoma board will respond to Magna's proposal.

  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.
  Omitted Information

  Not applicable.
  Executive Officer

  For further information please contact Mr. S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, at (905) 669-2888.
  Date of Report

  DATED at Concord, Ontario, this 5th day of November, 2004.

DECOMA INTERNATIONAL INC.
signed "R.D. Benson" per: R. David Benson Executive Vice-President, Secretary and General Counsel

SCHEDULE "A"

PRESS RELEASE

DECOMA RECEIVES PRIVATIZATION PROPOSAL FROM MAGNA

Concord, Ontario, October 25, 2004 . . . Decoma International Inc. ("Decoma") (TSX: DEC.A; NASDAQ: DECA) announced today that its board of directors has received a proposal from Magna International Inc. ("Magna") to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, with the result that Decoma would become a wholly-owned subsidiary of Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

Under the proposal, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn$150 million, representing approximately half of the total consideration contemplated by the proposal based on VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the making of the proposal. If shareholders elect to receive cash in excess of Cdn$150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 26.3% over the VWAP of Decoma's Class A Subordinate Voting Shares over the same period. Decoma has been advised by Magna that Magna has proposed similar transactions to each of Intier Automotive Inc. and Tesma International Inc. which, if implemented, would result in those companies being wholly-owned subsidiaries of Magna.

The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern related party transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Decoma, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Decoma has not been involved in the planning or consideration of this proposal. Decoma's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 51 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

This press release may contain "forward looking statements" within the meaning of applicable securities legislation. Readers are cuationed that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out therein, and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press please, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075